EXHIBIT 99.1

HOMESTOLIFE LTD

12 TAI SENG LINK, #03-01A

SINGAPORE 534233

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 10, 2026

YOUR VOTE IS VERY IMPORTANT

PLEASE VOTE YOUR SHARES PROMPTLY

NOTICE IS HEREBY GIVEN, that you are cordially invited to attend an annual general meeting (the “Annual General Meeting”) of shareholders of HomesToLife Ltd (the “Company,” “HomesToLife”, “we,” “us” or “our”), to be held on April 10, 2026 commencing at 10:00 A.M., Singapore Time (10 P.M. Eastern Time on April 9, 2026), at 12 Tai Seng Link, #03-01A, Singapore 534233, which will be held for the purpose of considering, and if thought fit, approving the following resolutions:

(1) IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT Phua Yong Pin, Phua Yong Tat, Wang Jun, Lee Ai Ming, and Dai Jing “Sophia,” be re-elected as directors of the Company, each to serve a term expiring at the annual general meeting in 2027 or until their successors are duly elected and qualified.

(2) IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT the appointment of CLA Global TS Public Accounting Corporation to serve as the independent registered accountant of HomesToLife for the fiscal year ending December 31, 2026 be ratified, confirmed and approved in all respects.

(3) IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT the Company declare and, within sixty days from the date of the Annual General Meeting, pay to the members registered in the register of members on April 22, 2026, the record date of the dividend, a final cash dividend for the year in the amount of US$0.065 per ordinary share out of the Company’s expected dividends income from its subsidiaries, for each share held by those holders.

(4) IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT the Company adjourn the Annual General Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Annual General Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

The approval of the these proposals requires that a simple majority of the votes cast at the Annual General Meeting be voted “For” such proposal, provided we have quorum for the meeting.

These items of business are described in the attached proxy statement, which we encourage you to read in its entirety before voting. Only holders of record of the Company’s ordinary shares at the close of business on March 23, 2026 are entitled to notice of the Annual General Meeting and to vote and have their votes counted at the Annual General Meeting and any adjournments or postponements of the Annual General Meeting.

Abstentions will count for purposes of determining quorum but will have no effect on the outcome of the vote because abstentions do not count as votes cast.

A copy of the Company’s 2025 Annual Report on Form 20-F is enclosed. This notice and the proxy statement are first being mailed to shareholders on or about April 1, 2026.

YOUR VOTE IS IMPORTANT

WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL GENERAL MEETING IN PERSON, WE ENCOURAGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE (1) BY FAX, (2) THROUGH THE INTERNET, (3) BY EMAIL, OR (4) BY MARKING, SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. You may revoke your proxy or change your vote at any time before the Annual General Meeting. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished to you by such bank, broker or other nominee, which is considered the shareholder of record, in order to vote. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker or other agent cannot vote on these proposals.

If you fail to return your proxy card, grant your proxy electronically over the Internet or vote by ballot in person at the Annual General Meeting, your shares will not be counted for purposes of determining whether a quorum is present at the Annual General Meeting. If you are a shareholder of record, voting in person by ballot at the Annual General Meeting will revoke any proxy that you previously submitted. If you hold your shares through a bank, broker or other nominee, you must obtain from the record holder a valid “legal” proxy issued in your name in order to vote in person at the Annual General Meeting.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors,

HomesToLife Ltd

Date: March 27, 2026
	By:	/s/ Phua Yong Tat
	Name:	Phua Yong Tat
	Title:	Vice-Chairman of the Board

ABOUT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

2

3

QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING AND THE PROPOSALS

The following are answers to some questions that you, as a shareholder of HomesToLife Ltd (“HomesToLife” or the “Company”), may have regarding the Proposals and related matters being considered at HomesToLife’s annual general meeting for THE FISCAL YEAR ENDED DECEMBER 31, 2025, which is referred to herein as the “Annual General Meeting”.

Q:	Why am I receiving this proxy statement?

A:	The board of directors of HomesToLife (the “Board”) is soliciting your proxy to vote at the Annual General Meeting because you owned HomesToLife ordinary shares at the close of business on March 23, 2026, the “Record Date” for the Annual General Meeting, and are therefore entitled to vote at the Annual General Meeting. This proxy statement, along with a proxy card or a voting instruction card, is being mailed to shareholders on or about April 1, 2026. HomesToLife has made these materials available to you on the Internet, and HomesToLife has delivered printed proxy materials to you or sent them to you by email. This proxy statement summarizes the information that you need to know in order to cast your vote at the Annual General Meeting. You do not need to attend the Annual General Meeting in person to vote your HomesToLife ordinary shares.

Q:	When and where will the Annual General Meeting be held?

A:	The Annual General Meeting will be held on April 10, 2026 at 10:00 A.M., Singapore Time (10 P.M. Eastern Time on April 9, 2026), at 12 Tai Seng Link, #03-01A, Singapore 534233.

Q:	On what matters will I be voting?

A:	(1) IT IS RESOLVED, AN ORDINARY RESOLUTION THAT Phua Yong Pin, Phua Yong Tat, Wang Jun, Lee Ai Ming, and Dai Jing “Sophia,” be re-elected as directors of the Company, each to serve a term expiring at the annual general meeting in 2027 or until their successors are duly elected and qualified.

(2) IT IS RESOLVED, AN ORDINARY RESOLUTION THAT the appointment of CLA Global TS Public Accounting Corporation to serve as the independent registered accountant of HomesToLife for the fiscal year ending December 31, 2026 be ratified, confirmed and approved in all respects.

(3) IT IS RESOLVED, AN ORDINARY RESOLUTION THAT the Company declare and, within sixty days from the date of the Annual General Meeting, pay to the members registered in the register of members on April 22, 2026, the record date of the dividend, a final cash dividend for the year in the amount of US$0.065 per ordinary share out of the Company’s expected dividends income from its subsidiaries, for each share held by those holders.

(4) IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT the Company adjourn the Annual General Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Annual General Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

Shareholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement. If HomesToLife shareholders fail to approve a resolution, such resolution cannot be passed and approved.

Q:	What happens if I sell my shares after the Record Date, but before the Annual General Meeting?

A:	The Record Date is earlier than the date of the Annual General Meeting. If you transfer your shares of the Company after the Record Date but before the Annual General Meeting, you will retain your right to vote at the Annual General Meeting, but will transfer ownership of the shares and will not hold an interest in the Company with respect to such shares after the transaction is completed.

4

Q:	How do I vote?

A:	After you have carefully read this proxy statement and have decided how you wish to vote your HomesToLife ordinary shares, please vote promptly.

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have four voting options:

(1)	By Internet, which we encourage if you have Internet access, at www.transhare.com, the address shown on your proxy card;

(2)	By fax, by faxing your signed proxy card to +1 (727) 269 5616;

(3)	By mail, by completing, signing and returning the enclosed proxy card; or

(4)	By email, by completing, signing and scanning the enclosed proxy card to Transhare Corporation at Proxy@Transhare.com.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

For a discussion of the rules regarding the voting of shares held by beneficial owners, please see the question below entitled “If I am a beneficial owner of HomesToLife ordinary shares, what happens if I don’t provide voting instructions? What is discretionary voting? What is a broker non-vote?”

Q:	What vote is required to approve each proposal?

A:	The approval of the first proposal, re-election of directors, the second proposal, ratification of appointment of the auditor, the third proposal, declaration of final cash dividend, and the fourth proposal, adjournment, requires that a simple majority of the votes cast at the Annual General Meeting be voted “For” such proposal, provided we have quorum for the meeting.

Abstentions and broker non-votes will count for purposes of determining quorum but will have no effect on the outcome of the vote because abstentions and broker non-votes do not count as votes cast.

Q:	How many votes do I and others have?

A:	Holders of HomesToLife ordinary shares are entitled to one vote for each share of HomesToLife ordinary shares held as of the Record Date. As of the close of business on the Record Date, there were 89,687,500 outstanding HomesToLife ordinary shares.

Q:	What will happen if I fail to vote or I abstain from voting?

A:	If you fail to vote, your shares will not be counted for purposes of determining quorum or for purposes of the voting results. If you choose to appear for purposes of quorum but to abstain from voting, your shares will counted for purposes of determining whether we have quorum sufficient to hold the meeting but will not be counted for purposes of the voting results. For this reason, if we have quorum, a failure to vote and an abstention would both be disregarded at the meeting, but a failure to vote could result in the Annual General Meeting not reaching quorum, while an abstention would help us achieve quorum.

Q:	How many shares must be present to hold the Annual General Meeting?

A:	The presence in person or by proxy of shareholders holding not less than an aggregate of one-third of the total issued voting shares in the Company at the Annual General Meeting is necessary to constitute a quorum. The inspector of election will determine whether a quorum is present. If you are a beneficial owner (as defined above) of the Company’s ordinary shares and you do not instruct your bank, broker or other nominee how to vote your shares on any of the proposals, your shares will not be counted as present at the Annual General Meeting for purposes of determining whether a quorum exists. Votes of shareholders of record who are present at the Annual General Meeting in person or by proxy will be counted as present at the Annual General Meeting for purposes of determining whether a quorum exists, whether or not such holder abstains from voting on all of the proposals.

5

Q:	If I am a beneficial owner of HomesToLife ordinary shares, what happens if I don’t provide voting instructions? What is discretionary voting? What is a broker non-vote?

A:	If you are a registered shareholder and do not provide a proxy, you must attend the shareholder meeting in order to vote your shares. We encourage all shareholders to appear in person or by proxy to ensure that quorum for the meeting exists so that the proposals can be considered.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:	Proxy cards that are signed and returned but do not contain instructions will be voted in favor of Proposals 1, 2, 3 and 4 in accordance with the best judgment of the named proxies on any other matters properly brought before the meeting.

Q:	Can I change my vote after I have returned a proxy or voting instruction card?

A:	You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us by mail before the meeting, (2) voting again over the Internet prior to the time of the meeting, (3) voting again by email or fax prior to the time of the meeting, or (4) voting at the meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

Q:	Do I need identification to attend the Annual General Meeting in person?

A:	Yes. Please bring proper identification, together with proof that you are a record owner of HomesToLife ordinary shares. If your shares are held in street name, please bring acceptable proof of ownership, such as a letter from your broker or an account statement stating or showing that you beneficially owned HomesToLife ordinary shares on the record date. Acceptable proof of ownership is either (a) a letter from your broker stating that you beneficially owned HomesToLife stock on the Record Date or (b) an account statement showing that you beneficially owned HomesToLife stock on the Record Date.

6

FORWARD-LOOKING STATEMENTS

This proxy statement, including information incorporated by reference into this proxy statement, contains forward-looking statements regarding, among other things, HomesToLife’s plans, strategies and prospects, both business and financial. Although HomesToLife believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, HomesToLife cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions including, without limitation, the factors described under “Risk Factors” from time to time in HomesToLife’s filings with the SEC. Many of the forward-looking statements contained in this presentation may be identified by the use of forward-looking words such as “believe”, “expect”, “anticipate”, “should”, “planned”, “will”, “may”, “intend”, “estimated”, “aim”, “on track”, “target”, “opportunity”, “tentative”, “positioning”, “designed”, “create”, “predict”, “project”, “seek”, “would”, “could”, “continue”, “ongoing”, “upside”, “increases” and “potential”, among others. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this presentation are set forth in other reports or documents that we file from time to time with the SEC, and include, but are not limited to:

●	the ability to maintain the listing of HomesToLife’s ordinary shares on NASDAQ following the shareholder meeting;

●	changes adversely affecting the business in which the Company is engaged;

●	management of growth;

●	general economic conditions;

●	the Company’s business strategy and plans;

●	the result of future financing efforts; and

●	and the other factors summarized under the section entitled “Risk Factors”.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement. All forward-looking statements included herein attributable to any of HomesToLife or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, HomesToLife has no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement or to reflect the occurrence of unanticipated events.

Before a shareholder grants its proxy or instructs how its vote should be cast regarding the election of directors proposal, the ratification of the auditor proposal, the declaration of final cash dividend and the adoption of the Third Amended and Restated Memorandum and Articles, they should be aware that the occurrence of the events described under “Risk Factors” from time to time in HomesToLife’s filings with the SEC may adversely affect HomesToLife.

7

THE ANNUAL GENERAL MEETING

Date, Time and Place of the Annual General Meeting

The Annual General Meeting will be held on April 10, 2026 at 10:00 A.M., Singapore Time (10 P.M. Eastern Time on April 9, 2026) at 12 Tai Seng Link, #03-01A, Singapore 534233 to consider and vote upon the proposals.

Purpose of the Annual General Meeting

At the Annual General Meeting, HomesToLife is asking its shareholders as of the record date of March 23, 2026 (the “Record Date”) to consider, vote upon and approve the following resolutions:

(1)	Re-election of Directors: IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT Phua Yong Pin, Phua Yong Tat, Wang Jun, Lee Ai Ming, and Dai Jing “Sophia,” be re-elected as directors of the Company, each to serve a term expiring at the annual general meeting in 2027 or until their successors are duly elected and qualified.

(2)	Ratification of Appointment of the Auditor: IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT the appointment of CLA Global TS Public Accounting Corporation to serve as the independent registered accountant of HomesToLife for the fiscal year ending December 31, 2026 be ratified, confirmed and approved in all respects.

(3)	Declaration of Final Cash Dividend: IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT the Company declare and, within sixty days from the date of the Annual General Meeting, pay to the members registered in the register of members on April 22, 2026, the record date of the dividend, a final cash dividend for the year in the amount of US$0.065 per ordinary share out of the Company’s expected dividends income from its subsidiaries, for each share held by those holders.

(4)	Adjournment: IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT the Company adjourn the Annual General Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Annual General Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

Record Date; Shares Entitled to Vote; Quorum

Shareholders will be entitled to vote or direct votes to be cast at the Annual General Meeting if they owned HomesToLife ordinary shares on the Record Date. Shareholders will have one vote for each share of HomesToLife ordinary shares owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

As of the close of business on the Record Date, there were 89,687,500 outstanding HomesToLife ordinary shares.

A quorum of HomesToLife shareholders is necessary to hold a valid meeting. The presence in person or by proxy of shareholders holding not less than an aggregate of one-third of the total issued voting shares in the Company at the Annual General Meeting is necessary to constitute a quorum. Abstentions will count as present for the purposes of establishing a quorum but will be disregarded for purposes of determining the results of voting.

Vote Required; Abstentions and Broker Non-Votes

The approval of the first proposal, re-election of directors, the second proposal, ratification of appointment of the auditor, the third proposal, declaration of final cash dividend, and the fourth proposal, adjournment, requires that a simple majority of the votes cast at the Annual General Meeting be voted “For” such proposal, provided we have quorum for the meeting.

Abstentions and broker non-votes will count for purposes of determining quorum but will have no effect on the outcome of the vote because abstentions and broker non-votes do not count as votes cast.

8

Voting of Proxies

If your shares are registered in your name with our transfer agent, TranShare Corporation, you may cause your shares to be voted by returning a signed proxy card, or you may vote in person at the Annual General Meeting. Additionally, you may submit electronically over the Internet a proxy authorizing the voting of your shares by following the instructions on your proxy card. You must have the enclosed proxy card available, and follow the instructions on the proxy card, in order to submit a proxy electronically over the Internet. Based on your proxy cards or Internet proxies, the proxy holders will vote your shares according to your directions.

If you plan to attend the Annual General Meeting and wish to vote in person, you will be given a ballot at the meeting. If your shares are registered in your name, you are encouraged to vote by proxy even if you plan to attend the Annual General Meeting in person. If you attend the Annual General Meeting and vote in person, your vote by ballot will revoke any proxy previously submitted.

Voting instructions are included on your proxy card. All shares represented by properly executed proxies received in time for the Annual General Meeting will be voted at the Annual General Meeting in accordance with the instructions of the shareholder.

If your shares are held in “street name” through a broker, bank or other nominee, you may vote through your broker, bank or other nominee by completing and returning the voting form provided by your broker, bank or other nominee, or by the Internet or telephone through your broker, bank or other nominee if such a service is provided. To vote via the Internet or telephone through your broker, bank or other nominee, you should follow the instructions on the voting form provided by your broker, bank or other nominee. If you do not return your bank’s, broker’s or other nominee’s voting form, do not vote via the Internet or telephone through your broker, bank or other nominee, if possible, and do not attend the Annual General Meeting and vote in person with a proxy from your broker, bank or other nominee, your shares will not be counted for purposes of determining quorum or for purposes of the voting results.

Revocability of Proxies

If you are a shareholder of record, you may change your vote or revoke your proxy at any time before it is voted at the Annual General Meeting by:

●	Submitting a new proxy electronically over the Internet or by fax after the date of the earlier submitted proxy;
●	Signing another proxy card with a later date and returning it to us prior to the Annual General Meeting; or
●	Attending the Annual General Meeting and voting in person.

Please note that to be effective, your new proxy card, fax or email voting instructions or written notice of revocation must be received by us prior to the Annual General Meeting and, in the case of internet or mail voting instructions, must be received before 11:59 P.M. Singapore time on April 9, 2026 (11:59 A.M. Eastern time on April 8, 2026). If you have submitted a proxy, your appearance at the Annual General Meeting, in the absence of voting in person or submitting an additional proxy or revocation, will not have the effect of revoking your prior proxy.

If you hold your ordinary shares in “street name,” you should contact your bank, broker or other nominee for instructions regarding how to change your vote. You may also vote in person at the Annual General Meeting if you obtain a valid “legal” proxy from your bank, broker or other nominee. Any adjournment, recess or postponement of the Annual General Meeting for the purpose of soliciting additional proxies will allow HomesToLife shareholders who have already sent in their proxies to revoke them at any time prior to their use at the Annual General Meeting as adjourned, recessed or postponed.

9

Board of Directors’ Recommendation

After careful consideration, the Company’s Board has determined that the proposed resolutions are fair to, and in the best interest of, the Company and its shareholders. They unanimously recommend that you vote or give instruction to vote:

“FOR” the nominees;

“FOR” the ratification of the auditor;

“FOR” the declaration of a final cash dividend; and

“FOR” the adjournment if needed.

Solicitation of Proxies

The expense of soliciting proxies in the enclosed form will be borne by HomesToLife. Proxies may also be solicited by some of our directors, officers and employees, personally or by telephone, facsimile, email or other means of communication. No additional compensation will be paid for such services.

Other Matters

At this time, we know of no other matters to be submitted at the Annual General Meeting.

Householding of Annual General Meeting Materials

Unless we have received contrary instructions, we may send a single copy of this proxy statement and notice to any household at which two or more shareholders reside if we believe the shareholders are members of the same family. Each shareholder in the household will continue to receive a separate proxy card. This process, known as “house holding”, reduces the volume of duplicate information received at your household and helps to reduce our expenses.

Who Can Answer Your Questions About Voting Your Shares?

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your HomesToLife ordinary shares, you may submit questions via email to Proxy@Transhare.com.

10

PROPOSAL 1: RE-ELECTION OF DIRECTORS

What am I voting on?

A proposal to approve an Ordinary Resolution that Phua Yong Pin, Phua Yong Tat, Wang Jun, Lee Ai Ming, and Dai Jing “Sophia” be re-elected as directors of the Company, each to serve a term expiring at the annual general meeting in 2027 or until their successors are duly elected and qualified.

General

Our Board currently consists of five directors, each serving a one-year term. The existing directors are Phua Yong Pin, Phua Yong Tat, Wang Jun, Lee Ai Ming, and Dai Jing “Sophia”. At the 2026 Annual General Meeting, the shareholders will vote on the reelection of the existing directors. All directors will hold office until our next annual meeting of shareholders, at which time shareholders will vote on the election and qualification of their successors.

All shares duly voted will be voted for the election of directors as specified by the shareholders. No proxy may be voted for more people than the number of nominees listed below. Unless otherwise instructed, the proxy holders will vote the proxies received by them FOR the election of each of the nominees named below. If any nominee is unable or declines to serve as a director at the time of the Annual General Meeting, although we know of no reason to anticipate that this will occur, the proxies will be voted for any nominee designated by the present Board to fill the vacancy. Shareholders do not have cumulative voting rights in the election of directors.

The following paragraphs set forth information regarding the current ages, positions, and business experience of the nominees.

Nominees for Directors

Mr. Phua Yong Pin

Director and Chairman

Age — 78

Director since 2024

Mr. Phua Yong Pin is the Chairman and a director of the Company. Mr. Phua oversees the HTL Group’s overall management, merger and acquisition and corporate/commercial transaction matters, and is responsible for overseeing the PRC-based manufacturing and retail operations of HTL Group. Mr. Phua is one of the founders of the Company and the HTL Group, and has committed to expanding and promoting the Company’s business for upholstered furniture. Mr. Phua has over 40 years of experience in the furniture industry. Since September 2020, Mr. Phua has been the Chairman of the HTL Group. From April 2020 to September 2020, Mr. Phua was a consultant of the HTL Group. From April 2010 to March 2020, Mr. Phua was the Group Chairman of the HTL Group. From August 1993 to March 2010, Mr. Phua was a director of Hwa Tat Lee Holdings Pte Ltd., before it changed its name to HTL International Holdings Limited. In September 1991, Phua Yong Pin co-founded Hwa Tat Lee Holding Pte Ltd and acted as its Executive Director until August 1993. Mr. Phua co-founded HTL Manufacturing, the predecessor of the HTL Group in the 1980s as a sofa maker in Singapore.

Mr. Phua is nominated to serve another term as a director because of his strong understanding of our industry and business.

Mr. Phua Yong Tat

Director and Vice-Chairman

Age — 74

Director since 2024

11

Phua Yong Tat is the Vice-Chairman and a director of the Company. Mr. Phua oversees the HTL Group’s the general corporate strategy and brand promotion management and business expansion, including sales, marketing, and product development, and is responsible for the business, product development, product design, marketing and sales of the HTL Group. Mr. Phua is one of the founders of the Company and the HTL Group, and has committed to expanding and promoting the Company’s business for upholstered furniture. Mr. Phua has over 40 years of experience in the furniture industry. Since September 2020, Mr. Phua has been the CEO of the HTL Group. From April 2020 to September 2020, Mr. Phua was a consultant of the HTL Group. From September 2016 to March 2020, Mr. Phua was CEO of the HTL Group. From April 2010 to September 2016, Mr. Phua was the Group Managing Director of the HTL Group. From August 1993 to March 2010, Mr. Phua was a director of Hwa Tat Lee Holdings Pte Ltd, before it changed its name to HTL International Holdings Limited. In September 1991, Phua Yong Tat co-founded Hwa Tat Lee Holding Pte Ltd and acted as its Managing Director until August 1993. Mr. Phua co-founded HTL Manufacturing, the predecessor of the HTL Group in the 1980s as a sofa maker in Singapore.

Mr. Phua is nominated to serve another term as a director because he has significant experience in leading and advising our Company and understands our industry.

Mr. Wang Jun

Independent Director

Age — 43

Director since 2025

Wang Jun began serving as our independent Director on February 19, 2025. Mr. Wang serves as chairman of the audit committee and as a member of the compensation and nomination committees. Mr. Wang has more than 15 years’ experience in the investments and venture finance industry. Mr. Wang has been serving as Managing Director/Venture Partner of Youshan Capital, an emerging Chinese private equity manager with over CNY 13 billion Assets Under Management (“AUM”), focusing on growth stage and control opportunities in China, since April 2024. From October 2018 to March 2024, Mr. Wang served as Managing Director of Cornell Capital, a NY-based mid-market buyout fund with over US$6 billion AUM, focusing on cross-border control opportunities. Mr. Wang received his Master of Arts in Economics from the University of British Columbia in November 2008, his Bachelor of Arts – Honors with specialization in Economics with Distinction from the University of Western Ontario in July 2007, after transferring from Peking University in 2004.

Mr. Wang is nominated to serve another term as a director because of his expertise in finance and accounting.

Mrs. Lee Ai Ming

Independent Director

Age — 71

Director since 2024

Long Ai Ming (aka Mrs. Lee Ai Ming) began serving as our independent Director on September 30, 2024, when the registration statement for our initial public offering was declared effective. Mrs. Lee serves as chairman of the nomination committee and as a member of the audit and compensation committees. Mrs. Lee is also a director of Temasek Life Sciences Laboratory Limited, and serves as a member of the audit committee, and a director of Lendlease Global Commercial REIT, a real estate investment trust listed on the SGX where she serves as a member of the audit, compensation, and nominating committees. Mrs. Lee was an advocate and solicitor of the Supreme Court of Singapore, and a senior consultant at Dentons Rodyk & Davidson LLP (formerly Rodyk & Davidson LLP), where she practiced law from 1982 to March 2025. Prior to joining Dentons Rodyk & Davidson LLP, Mrs. Lee practiced law at Francis T Seow from 1978 to 1982. Mrs. Lee graduated from the University of Singapore in 1977 with an LLB (Hons) degree. We believe that Mrs. Lee is qualified to serve on our board because of her rich legal experiences.

Mrs. Lee is nominated to serve another term as a director because of her expertise in law.

Ms. Dai Jing “Sophia”

Independent Director

Age — 44

Director since June 2025

12

Ms. Dai Jing “Sophia” began serving as our independent Director on February 19, 2025. Ms. Dai serves as chairman of the compensation committee and as a member of the audit and nomination committees. Ms. Dai has 20 years of experience in international capital markets, with expertise spanning IPOs, fundraising, investment, M&A, financial management, and business development across regions. Since January 2025, Ms. Dai has been a founder and director of Montavian Pte. Ltd., a business consulting firm specializing in offering tailored consulting services to clients. Since October 2024, Ms. Dai has also been the Managing Director of Shanghai Ridgehall Enterprise Development Co., Ltd., a consulting firm specializing in identifying high-growth Asian companies and supporting their international expansion. Prior to this, Ms. Dai was the Chief Financial Officer and Co-President of AgiiPlus Group, an integrated platform providing work solutions and enterprise services, from May 2021 to October 2024. She played a key role in preparing the company for an Initial Public Offering on the Nasdaq stock exchange. Ms. Dai has held several senior leadership roles, including serving as Head of Strategic Investments and Senior Vice President at City Developments Limited (CDL, SGX: C09), a member of the Hong Leong Group and a publicly listed company on the Singapore Exchange, from April 2019 to April 2021. Earlier in her career, Ms. Dai held senior roles at AM Alpha, an investment house specializing in global real estate investment. Ms. Dai received her Bachelor’s Degree in International Finance in 2003 from Fudan University, Shanghai, and her Master of Science (Estate Management) in 2005 from the National University of Singapore. She has also been a CFA charter holder since 2010.

Ms. Dai Jing “Sophia” is nominated to serve another term as a director because of her expertise in finance and investments.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities or commodities laws, any laws respecting financial institutions or insurance companies, any law or regulation prohibiting mail or wire fraud in connection with any business entity or been subject to any disciplinary sanctions or orders imposed by a stock, commodities or derivatives exchange or other self-regulatory organization, except for matters that were dismissed without sanction or settlement. None of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure

Phua Yong Pin serves as the Chairman of the Board, and Phua Yong Tat serves as the Vice-Chairman of the Board. As a smaller public company, we believe it is in the company’s best interest to allow the company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director and we do not anticipate having a lead independent director because of the foregoing reasons and also because we believe our independent directors are encouraged to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Risk Oversight

Our Board of Directors plays a significant role in our risk oversight. The Board makes all relevant Company decisions. As a smaller reporting company with a small Board, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Required Vote

The approval of the re-election of directors proposal requires that a simple majority of the votes cast at the Annual General Meeting be voted “For” the proposal, provided we have quorum for the meeting.

THE HOMESTOLIFE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

THAT HOMESTOLIFE SHAREHOLDERS VOTE “FOR”

THE RE-ELECTION OF THE NOMINEES TO THE BOARD OF DIRECTORS.

13

PROPOSAL 2: RATIFICATION OF APPOINTMENT OF THE AUDITOR

What am I voting on?

A proposal to approve an Ordinary Resolution that the appointment of CLA Global TS Public Accounting Corporation to serve as the independent registered public accounting firm of HomesToLife for the fiscal year ending December 31, 2026 be ratified, confirmed and approved in all respects. The Audit Committee of the Board has appointed CLA Global TS Public Accounting Corporation to serve as the Company’s fiscal 2026 independent registered public accounting firm, effective upon the same time.

Has the Company changed its independent registered public accounting firm during its two most recent fiscal years?

Yes. Audit Alliance LLP served as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2024. On June 4, 2025, the engagement of Audit Alliance LLP as the Company’s independent registered public accounting firm ended. On June 6, 2025, the Company engaged CLA Global TS Public Accounting Corporation as its independent registered public accounting firm. This change was approved by the Audit Committee of the Company’s Board.

What services does CLA Global TS Public Accounting Corporation provide?

Audit services provided by CLA Global TS Public Accounting Corporation for fiscal 2026 will include the examination of the consolidated financial statements of the Company and services related to periodic filings with the SEC.

Will a representative of CLA Global TS Public Accounting Corporation be present at the meeting?

We do not expect that any representative of CLA Global TS Public Accounting Corporation will be present at the meeting. If the representatives are present, they will have an opportunity to make a statement if they desire and will be available to respond to questions from shareholders.

What if this proposal is not approved?

If the appointment of CLA Global TS Public Accounting Corporation is not ratified, the Audit Committee of the Board will reconsider the appointment.

Required Vote

The ratification of the appointment of CLA Global TS Public Accounting Corporation requires that a simple majority of the votes cast at the Annual General Meeting be voted “For” the proposal, provided we have quorum for the meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

THAT SHAREHOLDERS VOTE “FOR” THE RATIFICATION OF

THE APPOINTMENT OF CLA GLOBAL TS PUBLIC ACCOUNTING CORPORATION AS THE COMPANY’S

FISCAL 2026 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

14

PROPOSAL 3: DECLARATION OF FINAL CASH DIVIDEND

What am I voting on?

A proposal to approve an Ordinary Resolution for the Company to declare and, within sixty days from the date of the Annual General Meeting, pay to the members registered in the register of members on April 22, 2026, the record date of the dividend, a final cash dividend for the year in the amount of US$0.065 per ordinary share out of the Company’s expected dividends income from its subsidiaries, for each share held by those holders.

Background

Pursuant to Article 23.4 of the Company’s Articles of Association, the Company’s directors may recommend final dividends in accordance with the respective rights of the shareholders if it appears to them that they are justified by the financial position of the Company and that such dividends may lawfully be paid. The Company’s Board considered the Company’s expected dividends income from its subsidiaries. After considering those accounts, the Board was of the opinion that the amount of expected profits for the current financial year will be sufficient to satisfy payment of the proposed dividend, and that it is advisable for its commercial benefit and in the best interests of the Company and its shareholders to declare the dividend. On March 25, 2026, the Company’s Board passed a board resolution, among other matters, to recommend to the Company’s shareholders that the Company declare and pay to the members a final cash dividend of US$0.065 per ordinary share.

The Company’s Dividend Policy

The Company has not previously declared or paid cash dividends. Even if the Company pays the final cash dividend this time assuming the resolution for the Company to declare the final cash dividend is approved by the shareholders, there is no guarantee that the Company will declare or pay any dividends again in the future. The Company currently intends to retain most, if not all, of its available funds and any future earnings to operate and expand our business. The Company may pay out dividends where it assesses that it has sufficient available funds. However, even though it may intend to pay out such dividends, there is no guarantee that it will do so. Therefore, the shareholders should not rely on an investment in the Company’s ordinary shares as a source for any future dividend income.

The Company is a holding Company incorporated in the Cayman Islands. It relies principally on dividends from its operating subsidiaries for its cash requirements, including any payment of dividends to its shareholders.

The Company’s Board has the authority to pay interim dividends. Subject to the requirements of the Cayman Companies Act (As Revised), the Company may by ordinary resolution declare final dividends in accordance with the respective rights of its shareholders but no dividend shall exceed the amount recommended by the directors. Even if the Company’s directors and shareholders decide to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, the Company’s future results of operations and cash flow, its capital requirements and surplus, the amount of distributions, if any, received by us from its subsidiaries, its financial condition, contractual restrictions and other factors deemed relevant by its Board.

Subject to a solvency test, as prescribed in the Cayman Companies Act (As Revised), and the provisions, if any, of the Company’s Memorandum and Articles of Association, as amended from time to time, a company may pay dividends and distributions out of its share premium account. In addition, based upon English case law which is likely to be persuasive in the Cayman Islands, dividends may be paid out of distributable profits.

Required Vote

The approval of the declaration of final cash dividend requires that a simple majority of the votes cast at the Annual General Meeting be voted “For” the proposal, provided we have quorum for the meeting.

THE HOMESTOLIFE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

THAT HOMESTOLIFE SHAREHOLDERS VOTE “FOR”

THE APPROVAL OF THE DECLARATION OF FINAL CASH DIVIDEND.

15

PROPOSAL 4: ADJOURNMENT

Purpose of the Adjournment Proposal

In the event there are not sufficient votes for, or otherwise in connection with, the adoption of first proposal, re-election of directors, the second proposal, ratification of appointment of the auditor, or the third proposal, declaration of final cash dividend, the Board may adjourn the Annual General Meeting to a later date, or dates, if necessary, to permit further solicitation of proxies.

Required Vote

The approval of the adjournment proposal requires that a simple majority of the votes cast at the Annual General Meeting be voted “For” the proposal, provided we have quorum for the meeting.

THE HOMESTOLIFE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

THAT HOMESTOLIFE SHAREHOLDERS VOTE “FOR”

THE ADJOURNMENT.

16

OTHER MATTERS

As of the date of this proxy statement, the Board of HomesToLife knows of no matters that will be presented for consideration at the Annual General Meeting other than as described in this proxy statement. If any other matters properly come before the Annual General Meeting or any adjournments or postponements of the meeting and are voted upon, the enclosed proxy will confer discretionary authority on the individuals named as proxy to vote the shares represented by the proxy as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

MISCELLANEOUS

You should rely only on the information contained in this proxy statement, the annexes to this proxy statement and the documents we refer to in this proxy statement to vote on the Re-election of Directors proposal, Ratification of Appointment of the Auditor proposal, Declaration of Final Cash Dividend proposal, and Adjournment proposal. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement. This proxy statement is dated March 27, 2026. You should not assume that the information contained in this proxy statement is accurate as of any date other than that date (or as of an earlier date if so indicated in this proxy statement) and the mailing of this proxy statement to shareholders does not create any implication to the contrary. This proxy statement does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make a proxy solicitation.

17